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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM F-X
                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING


A.    Name of issuer or person filing ("Filer"):  INDUSTRIAL ALLIANCE INSURANCE
                                                  AND FINANCIAL SERVICES INC.

B.    This is [check one]:

      [X]      an original filing for the Filer.
      [  ]     an amended filing for the Filer.

C.    Identify the filing in conjunction with which this form is being filed:

D.    Name of registrant:      INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL
                               SERVICES INC.

      Form type:               REGISTRATION STATEMENT ON FORM F-80

      File number (if known):  NOT KNOWN

E.    Filed by:                INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL
                               SERVICES INC.

      Date filed (if filed
      concurrently, so indicate): CONCURRENT WITH FILING OF FORM F-80

F.    The Filer is incorporated or organized under the laws of

                               QUEBEC, CANADA

      and has its principal place of business at

                               1080 SAINT-LOUIS ROAD, SILLERY
                               P.O. BOX 1907, SATTION TERMINUS
                               QUEBEC CITY, QUEBEC, CANADA
                               G1K 7M3
                               (418) 684-5423

G. The Filer designates and appoints CT Corporation System (the "Agent"), located at:

                               111 EIGHTH AVENUE, 13TH FLOOR
                               NEW YORK, NEW YORK 10011
                               TELEPHONE:  (212) 590-9331


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      as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

          (a) any investigation or administrative proceeding conducted by the Commission; and

          (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an registration statement on Form F-80 arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

H. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of securities to which such forms and schedules relate has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

I. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-80, the securities to which the Form F-80 relates; and the transactions in such securities.



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                  The Filer certifies that it has duly caused this power of
attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Quebec City, Province of Quebec, Canada, this 18th day of November, 2005.




Filer:   INDUSTRIAL ALLIANCE           By:/s/ Yvon Sauvageau
         INSURANCE AND FINANCIAL          ------------------------------------
         SERVICE INC.                     Name: Yvon Sauvageau
                                          Title: Vice-President,
                                          Development, Financial Services




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                  This statement has been signed by the following persons in the capacities and on the dates indicated.


                                       CT CORPORATION SYSTEM
                                       As agent for Service of Process for
                                       INDUSTRIAL ALLIANCE INSURANCE AND
                                       FINANCIAL SERVICES INC.




                                       By: /s/ Hillary England
                                          ------------------------------------
                                          Name: Hillary England
                                          Title: Assistant Secretary

                                       Date: November 18, 2005